SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2022

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2022

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer


ambev
2Q22 Earnings Call
July 28th, 2022

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in the earnings conference call of the second quarter of 2022 (2Q22). This presentation should not be considered as a complete document and should be analyzed together with the Company's quarterly information form (ITR) for the second quarter and the respective press release, both available on the U.S. Securities and Exchange Commission – SEC and the CVM website. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein.

This presentation segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term "normalized" refers to performance measures EBITDA and Operating Profit before exceptional items and share of results of joint ventures and to performance measures Profit and EPS before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company's performance. Comparisons, unless otherwise stated, refer to the second quarter of 2021 (2Q21). Values in this release may not add up due to rounding.

Consolidated Q2 Performance

Volume
(org % vs LY)

+6.1%

Normalized EBITDA
(org % vs LY)

+17.6%

Net Revenue
(org % vs LY)

+19.6%

Cash Flow from operating activities
(% vs LY)

+17.5%

Brazil



Beer

Volume vs LY

+8.5%



NAB

Volume vs LY

+16.2%



86%

Of revenues

15m

Orders



40%

TPV QoQ

LAS

Volume vs LY

+1.5%

CAC

Volume vs LY

-10.5%

Canada

Volume vs LY

-2.9%

ambev

Ambev was the most awarded Brazilian company in the festival, with lions for all our beverages categories

CANNES LIONS
INTERNATIONAL FESTIVAL OF CREATIVITY

BRAHMA


BRAHMA
BRAHMA
CABELO
Cremoso
CABELO
Cremoso

GOLD
SILVER
BRONZE
SHORTLIST ★★★★★★

Guaraná



GOLD
SHORTLIST ★★

Budweiser


UNBREAKABLE
COURTS

BRONZE
SHORTLIST ★★★★★★

mike's


mike's
HARD LEMONADE
IN A BEER
WORLD

SILVER

MIND

MOUTH

HEART


BRAHMA
DUPLO MALTE
CABELO
Cremoso
por ARIEL, REI DO BLINDADO.


BRAHMA
DUPLO MALTE

MIT Technology Review




O SÃO JOÃO VOLTOU

We remain on track in terms of our main ambitions for the year

Brazil back to bottom-line growth

Consolidated organic EBITDA growth ahead of 2021

Improve ROIC

Focusing on 2022

What doesn't change...

- Top line growth remains key
- Input cost pressure remains a sticking point
- We would continue to focus on value creation drivers

What should be different...

- Revenue driven more by NR/HL than volumes
- Cost headwinds come mostly from commodity inflation
- SG&A growth should improve
- Tax credits one-offs in Brazil of R$ 1.2 b

8 consecutive quarters of revenue growth above 13%



15.1%
13.4%
27.8%
36.2%
20.8%
16.2%
18.5%
19.6%
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22

Speaking of profitability…

We continue to optimize our business through financial discipline on the cost and expense and resource allocation

And to improve return on invested capital as we digitize and monetize our assets

Below EBITDA and CF

R$ 2.2 b Cash Flow from Operating Activities

+4.2% Normalized Profit

ESG

+3 Carbon neutral plants

VOA volunteers joined Gerando Falcões

Last messages...

- Stronger H1 than we expected, which gives us more confidence going into H2, particularly in Brazil...
- Challenges and short-term volatility remain a reality, particularly in countries like Argentina, Panama and Chile...
- "Continuous and consistent" improvement in our results as we progress on Ambev's transformation journey

Q&A